Filed by Hess Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hess Corporation

Commission File No.: 001-01204

Date: October 24, 2023

The following is a transcript of the Employee Town Hall Meeting of Hess Corporation (“Hess”) featuring John B. Hess, Chief Executive Officer of Hess, and Mike Wirth, Chief Executive Officer of Chevron Corporation (“Chevron”), which took place on October 23, 2023 in connection with the proposed acquisition of Hess by Chevron. A replay of that meeting was made available to Hess employees on October 23, 2023. This transcript has been edited for clarity.

Employee Virtual Town Hall

October 23, 2023

[John Hess]: Good afternoon, everyone, thanks for joining us. I’m here with Mike Wirth, the CEO of Chevron, and obviously you’ve all heard the news today about our merging with Chevron, the strategic combination that we think will become the premier oil and gas company exceptionally well positioned in the energy transition. I wanted to talk to all of you about the thinking behind this.

You know, as you all know, it’s our company’s 90th anniversary. Our company started with very humble beginnings with my father driving a secondhand truck delivering fuel oil during the Depression. Really that history stays with us today. I know in Discovery Tower, in Houston, that’s where the truck is and it’s really a symbol of our company’s roots, and we’re very proud of them. During the last 90 years, we’ve always been guided by making the right long-term decisions for our shareholders, for our employees, for the communities where we do business, and we certainly believe that this strategic combination with Chevron is the right decision, and a compelling one.

We set out a very ambitious goal. As you all know, we’ve talked about it in our Town Hall 10 years ago to be the best performing energy investment. And as you know at that time we were about 4th quartile and we were crawling out of the mud trying to reach the mountain top and at the time I think a lot of us, including myself, were worried that we could ever get to be the best performing energy investment, but as I said to the media today because of the portfolio we have, because the great team of leaders that we have, our company in the last five years was the leader in total shareholder return in the industry be it independents, or be it major oil companies. In fact, last year our company went up 94%, number two in the S&P and Mike, I think it’s important for you to know every employee at Hess is a shareholder so we are very, very aligned in reaching that ambition. First and foremost, thank you all for helping us reach that ambition. Thank you all for living to our values of integrity, people, performance, creating value, social responsibility and independent spirit, and most of all in helping us be true to our mission which is the most trusted energy partner in the world.

You know people asked me why Chevron and why now. We were, and I was, assuming and fully prepared to stay independent for many years to come. You know that. Many of you joined the same reason I’m here which is to stay independent and I would get phone calls from time to time from other companies, and none of them made us stronger. None of them made us better. Mike and I have known each other for several years, we’ve talked about strategic fit between the companies, cultural fit between the companies but the timing wasn’t right, the pricing wasn’t right and really in the last several months the stars aligned and what’s really important to understand is that we both contribute something to the new company, combined. Hess contributes growth, growth in resource, growth in production, growth in cash flow. Chevron has amazing financial strength in terms of a diversity of world class assets, in terms of a strong balance sheet and cash returns that are leading in the industry. The two of us together I think really create that premier energy company that I just talked about but equally, if not more important is the cultural fit and the more Mike and I get to know each other and our teams of leaders get to know each other there is fit.

I know there’s a book that Mike often refers to that goes back to the ‘20s written by a CEO at the time talking about how important Chevron is to the community and the jobs that it creates. All of you may not know it, but in the eulogy I gave in honor of my father, and my father always believed that there was something noble about a business that could create jobs for people and that has been an underlying principle of our company for years, so I just want you to know a lot of thought has gone into this. I think we’re creating the best oil company to own but also the best oil company to work for and I have tremendous respect and admiration from Mike. I think he’s the best CEO in the energy industry. I am going to be in the Chevron board, and I look forward to being a partner in working with them for years to come. With that Mike, welcome I’m honored to be sitting next to you now and I know our people would love to hear from you now.

[Mike Wirth]: Thanks, John, for the comments. Everyone it is nice to meet you virtually and I hope to meet you in person as soon as possible. I realize today has probably been a very difficult day with news that was [not] anticipated and might feel like it’s unwelcome at this point. I appreciate the uncertainty, the anxiety and the surprise I’m sure so many of you are feeling and I want to really be sensitive to that.

Our company is one that has been around for 143 years and has its roots as a very small company that made its first discovery out in California in 1879 and has moved forward through all the arc of history in our industry. Since then, [it’s been] guided by some very simple principles that are with us today that are codified for the first time. You can really see our history in this document called “The Standard Oil Spirit” which is 100 years old this year. It was published [in] 1923. It talks about protecting the environment. It talks about the importance of the workforce. It talks about an eight-hour day, forty-hour work week at a time when those weren’t actually a common practice in American industry. [It] talks about healthcare for employees and the importance of providing housing and other things that weren’t always typical back then.

It was actually the precursor to a document that I try to always have with me which is called “The Chevron Way” which I’ve got here today and talks about our vision – which sounds very much like Hess’ mission – to be the global energy company most admired for our people, partnership and our performance. Those three words are in that order for a very important reason. We can’t do anything without great people in the world where you do things with others. You need to take partnership very seriously and work hard at being a good partner, and looking for win- win situations where your partners’ needs and desires are something you understand well and you try to find [a] way to solve for those. In performance, the track record of performance that Hess has delivered over the last five years that John just talked about is remarkable and something that I hope you all are incredibly proud of. It’s something that doesn’t go unnoticed by competitors and peers, and it’s part of what I find so compelling as we talk about coming together – [it] is the performance that you all have delivered and the value you’ve created.

Our values are very, very similar and our purpose is to develop the affordable, reliable, ever cleaner energy that improves human life and enables human progress, which is so important. John has been a very passionate spokesperson on behalf of this industry and the importance of this industry. You all have seen how it lifts people up to [a] better place. You use the word noble as you talk about creating jobs and creating a future and creating a world that’s a better world. Which is what our industry has always done and continues to do in developing parts in the world where people don’t have the things that we take for granted in the developed world. It’s something that we take very seriously and so the alignment of values and of culture are really, really important to us.

Having been through business combinations over the years, one of the things that I’ve learned is you can go out and buy assets, you can license technology, you can copy strategy. You can’t copy culture, you can’t buy culture, you live culture every single day. It’s how people behave, how they treat one another. It’s how we treat our partners, governments we work with, our customers, our suppliers, one another. It’s so important and it’s one of the things that as we move forward I hope we’re going to spend a lot of time talking about those issues and how the values truly do align. We’ve learned over the years that on the surface when two companies come together, we can get excited about portfolio and assets and talk about all these things. But what I’ve learned, one of the most important and enduring benefits of bringing two great organizations together is the people who make one another better and can help continue to improve the business and contribute to society. Those are things that are deeply important to me as we grow both our traditional energy business and invest in new energy businesses to help create a lower carbon energy system for the future, even as we supply the energy the world runs on today. There’s a real genuine alignment, in my experience, that we’ve got here and that’s the foundation a successful future together.

[John Hess]: Thank you Mike and welcome and to all of you thank you for making time for us today. I know this is a surprise and we don’t have all the answers. We’ve just been through all the media and investor communications. This is the most important communication that we have and I think it’s important to know that until our deal closes which we think will hopefully, with regulatory and government approvals be the middle of the year, both Chevron and Hess are going to have to continue to operate separate companies.

Key to that is safety, key to that is relying on all of you to be responsible to not only each other but our communities, our shareholders, to keep doing the great job of delivering performance and delivering it safety, as you always have done. It’s our top priority. Safety will always be; nothing’s more important. I know we had a couple of missteps as we came out of Covid and I thank everyone tripling your efforts to get our safety performance back to where it belongs. Now that this news is out, I hope everyone continues to stay focused that way.

We will have integration teams they will be formed at both companies and will be coming out to all of the different operations and Mike and I and our teams will be transparent and communicative in every way that we can to let you know where we stand. We’re going to have regular open communications and really have an opportunity for us to get to know each other and build our partnership together most of all.

Let me close by saying thank you. I say this to you at Townhalls I couldn’t be more proud of each and every one of you for supporting our company for being true to our values for basically underpinning our purpose to be the most trusted energy partner in the world. We’ve achieved so much like I said, I never thought we’d meet that goal of being the best performing energy investment, but because of all of you did. We’re the best growth company in the business and it’s really our growth with Chevron’s financial strength that I think we’re going to be the premier energy company for decades to come, and as Mike said, as much as there’s strategic fit, I really believe the critical differentiator in our future is going to be people and having the best team, having the best culture and having each and every employee be proud to be part of such a noble organization. We continue to need your help, your dedication and commitment. I know we can count on it. Please keep safety at the forefront of everything you do and most of all from the bottom of my heart, and Mike’s heart, thank you for all you do to make Hess and future Chevron the great energy company that it will be. So, God bless all of you, thank you.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.